UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Seafarer Exploration Corp.

 (Name of Issuer)

Common Stock ($.0001 par value)

(Title of Class of Securities)

811733 10 4

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811733 10 4
(1)	NAME OF REPORTING PERSON: Credo Argentarius, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 20-8310942
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) Member of the group and membership is expressly affirmed [ ] (b) Disclaims membership in a group [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,700,000 (13.12%) at date of issue.
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 34,700,000 at date of issue.
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,700,000 at date of issue.
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.12% at date of issue.
(14)	TYPE OF REPORTING PERSON 00
CUSIP No. 811733 10 4
(1)	NAME OF REPORTING PERSON: Linda Kennedy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) Member of the group and membership is expressly affirmed [ ] (b) Disclaims membership in a group [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,700,000 (13.12%) at date of issue.
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 34,700,000 at date of issue.
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,700,000 at date of issue.
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.12% at date of issue
(14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

Common Stock, par value $.0001

Seafarer Exploration Corp. (the Issuer) maintains its principal executive offices at 14497 N. Dale Mabry Highway, Suite 209 N., Tampa, FL 33618.

Item 2. Identity and Background

Below is information regarding the reporting entity and the sole member and managing member of the reporting entity.

I.

 Limited Liability Company Information

(a)

Credo Argentarius, L.L.C.

(b)

17547 Land O Lakes, Florida 34638.

(c)

Credo Argentarius, L.L.C. is a Florida limited liability company whose principal business is to provide administrative and consulting services to business entities.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United States.

II.

Managing Member Information

(a)

Linda Kennedy.

(b)

17547 Land O Lakes, Florida 34638.

(c)

Ms. Kennedy is the managing member of Credo Argentarius, L.L.C., which maintains its offices at the above address.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United States.

Item 3. Source and Amount of funds or Other Consideration

On or about June 4, 2008, the reporting entity acquired the 34,700,000 shares of common stock of the Issuer in a reverse merger transaction involving a share exchange. The reporting entity originally paid $5,000 for the shares of a private entity that merged into the Issuer, which funds were paid from personal funds of the managing member of the reporting entity.

Item 4.  Purpose of Transaction

The purchase of common stock by the reporting entity occurred as a result of its managing member’s desire to make an investment in the Issuer.  The initial investment occurred through a reverse merger transaction.  Neither the reporting entity, nor its managing member had formulated any plans or proposals that would require disclosure under sub-paragraphs (a)-(j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number of shares of the Issuer purchased by the reporting entity was 34,700,000 shares, representing 13.12% of the class.

(b)

The reporting entity had and continues to have the sole power to vote and sole power to dispose of the 34,700,000 shares.

(c)

There were no transactions in the common stock of the Issuer, other than as reported in this Schedule 13D, effected during the 60 days preceding the date this Schedule 13D should have been filed.  On June 8, 2012, the reporting entity acquired 200,000 shares of the Issuer’s common stock at the price of $0.0052 per share in a public sale.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2012

Date

CREDO ARGENTARIUS, L.L.C.

By: /s/  Linda Kennedy

Linda Kennedy, Managing Member

/s/:  Linda Kennedy

Linda Kennedy, Individually

SCHEDULE “A”

Transactions in the Shares During the Past 60 Days

Credo Argentarius, L.L.C. purchased 200,000 shares of the Issuer’s common stock on June 8, 2012 in a public transaction at the price of $0.0052 per share.

Linda Kennedy has not engaged in any purchase or sale of the Issuer's common stock in her individual capacity in the past 60 days.

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